Exhibit 99.1

Avricore Health’s HealthTabTM to Enable Real Time Reporting of COVID-19 Results in Pharmacy

VANCOUVER, British Columbia, September 9th, 2020 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore" or the "Company") a leader in pharmacy-based point-of-care testing solutions, plans to offer its HealthTabTM system as a stand-alone service to improve COVID-19 case reporting.

“Timely and accurate reporting is key to managing community outbreaks, but it can be a challenge for even the major laboratory networks as we’ve seen recently in the U.S.,” says Rodger Seccombe, Avricore Chief Technology Officer and Co-Founder of HealthTabTM. “Our middleware will bring plug-and-play, real-time electronic case reporting into community pharmacies. With new Health Canada licensed point-of-care devices expected later this year, we anticipate pharmacists will take on a greater role in COVID-19 testing and tracking.”

The Company offers a device agnostic point-of-care testing platform, including a web API, that allows data to flow with patient consent, directly from an analyzer to the health records and reporting systems being utilized in a particular region.

“As more point-of-care testing moves into pharmacies, HealthTabTM provides the opportunity to aggregate and report results in real-time to health authorities. It’s a highly scalable, flexible and affordable solution to improve key health data monitoring and reporting from within the community, not only for COVID-19 cases, but also for adverse drug reactions, liver toxicity, diabetes and chronic disease,” added Avricore CEO Hector Bremner.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™ test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick. Results can be printed in-store or accessed securely online.

Typically, HealthTabTM utilizes the Piccolo Xpress, an Abaxis Global Diagnostics chemistry analyzer, however, the system is designed to interface with other devices and third-party applications.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities. This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com
www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.